                    U.S SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                               Form 10-SB/A(A\R)

                General Form for Registration of Securities of
                            Small Business Issuers
       Under Section 12(b) of (g) of the Securities Exchange Act of 1934


                      PRESS REALTY ADVISORS CORPORATION
--------------------------------------------------------------------------------
      (Exact name of small business issuer as specified in its charter)


          Nevada                                       95-4592066
---------------------------------          -------------------------------------
(State or other jurisdiction               (IRS Employer Identification No.)
Of Incorporation or organization)


               1939 South 3/rd/ West, Salt Lake City, Utah 84115
--------------------------------------------------------------------------------
                   (Address of principal executive offices)


                                 801-994-8474
                   -----------------------------------------
                           Issuer's telephone number

       Securities to be registered pursuant to Section 12(b) of the Act


Title of Each Class                          Name of Exchange on Which
To Be So Registered                          Each Class Is To Be Registered

___________________                          ___________________________________

     None                                               N/A

___________________                          ___________________________________

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.001 par Value
--------------------------------------------------------------------------------
                               (Title of Class)

                                  Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.



                                           Press Realty Advisors Corporation
                                           A Nevada Corporation



Date: May 31, 2001                         /s/ Matthew Seegmiller,
                                           ---------------------------------
                                           Matthew Seegmiller, President

                       PRESS REALTY ADVISORS CORPORATION

                              FINANCIAL STATEMENTS

                        March 31, 2001 and June 30, 2000

                       PRESS REALTY ADVISORS CORPORATION
                                Balance Sheets


                                    ASSETS
                                    ------

                                                March 31,    June 30,
                                                 2001         2000
                                               ----------   ----------
                                                (Unaudited)
CURRENT ASSETS

 Cash                                          $   57,980   $  293,617
 Accounts receivable                                8,707       25,459
 Deposits                                               -        5,000
 Loans receivable                                 248,294            -
 Prepaid interest                                  10,877            -
                                               ----------   ----------

  Total Current Assets                            325,858      324,076
                                               ----------   ----------

FIXED ASSETS

 Construction in Progress                       1,028,225      405,159
 Land (Note 8)                                  2,941,594      292,807
                                               ----------   ----------

  Total Fixed Assets                            3,969,819      697,966
                                               ----------   ----------

  TOTAL ASSETS                                 $4,295,677   $1,022,042
                                               ==========   ==========

                       PRESS REALTY ADVISORS CORPORATION
                          Balance Sheets (Continued)


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                ----------------------------------------------


                                                           March 31,    June 30,
                                                            2001         2000
                                                          ----------   ----------
                                                          (Unaudited)
CURRENT LIABILITIES

 Accounts payable                                         $  191,615   $  164,727
 Notes payable (Note 7)                                      701,031      594,981
 Notes payable - related parties (Note 6)                     94,382      110,831
 Payroll liabilities                                           6,106       14,852
 Deposits payable                                             10,588        9,588
 Tax penalties payable                                           872       11,913
 Deferred revenue                                            637,235      585,699
 Accrued interest                                             87,911            -
                                                          ----------   ----------

  Total Current Liabilities                                1,729,740    1,492,591
                                                          ----------   ----------

LONG-TERM DEBT

 Notes payable (Note 7)                                    3,138,129            -
                                                          ----------   ----------

  Total Long-Term Debt                                     3,138,129            -
                                                          ----------   ----------

  Total Liabilities                                        4,867,869    1,492,591
                                                          ----------   ----------

STOCKHOLDERS' EQUITY (DEFICIT)

 Common stock, $0.001 par value; 50,000,000 shares
  authorized, 24,276,000 shares issued and outstanding        24,276       24,276
 Additional paid-in capital                                  (49,101)     (49,101)
 Stock subscribed (Note 5)                                 1,085,000       75,000
 Stock subscription receivable (Note 5)                     (827,987)           -
 Accumulated deficit                                        (804,380)    (520,724)
                                                          ----------   ----------

  Total Stockholders' Equity (Deficit)                      (572,192)    (470,549)
                                                          ----------   ----------

  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY (DEFICIT)                                       $4,295,677   $1,022,042
                                                          ==========   ==========

                      PRESS REALTY ADVISORS CORPORATION
                           Statements of Operations
                                  (Unaudited)

                                              For the                     For the
                                          Nine Months Ended           Three Months Ended
                                              March 31,                   March 31,
                                     --------------------------   -------------------------
                                         2001          2000          2001          2000
                                     ------------   -----------   -----------   -----------
REVENUES

  Net sales                          $   431,080    $         -   $         -   $         -
  Cost of goods sold                    (424,326)             -             -             -
                                     -----------    -----------   -----------   -----------

   Gross Profit                            6,754              -             -             -
                                     -----------    -----------   -----------   -----------

EXPENSES

  Loan closing and origination            17,885         64,122             -        35,000
  Commissions                             30,102         25,660             -        13,001
  General and administrative              77,620        108,538         4,311        45,647
  Payroll and payroll tax expense        183,841              -        50,054             -
                                     -----------    -----------   -----------   -----------

   Total Expenses                        309,448        198,320        54,365        93,648
                                     -----------    -----------   -----------   -----------

LOSS FROM OPERATIONS                    (302,694)      (198,320)      (54,365)      (93,648)
                                     -----------    -----------   -----------   -----------

OTHER INCOME (EXPENSES)

  Interest income                         30,410              -        19,017             -
  Miscellaneous income                   145,054            608        22,712        14,637
  Interest expense                      (156,326)       (36,165)     (116,013)            -
                                     -----------    -----------   -----------   -----------

   Total Other Income (Expenses)          19,138        (35,557)      (74,284)       14,637
                                     -----------    -----------   -----------   -----------

NET (LOSS) BEFORE INCOME
 TAXES                                  (283,556)      (233,877)     (128,649)      (79,011)
                                     -----------    -----------   -----------   -----------

PROVISION FOR INCOME TAXES                   100              -             -             -
                                     -----------    -----------   -----------   -----------

NET (LOSS)                           $  (283,656)   $  (233,877)  $  (128,649)  $   (79,011)
                                     ===========    ===========   ===========   ===========

BASIC (LOSS) PER SHARE               $     (0.01)   $     (0.01)  $     (0.01)  $     (0.00)
                                     ===========    ===========   ===========   ===========

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                24,276,000     24,002,080    24,276,000    24,002,080
                                     ===========    ===========   ===========   ===========

                       PRESS REALTY ADVISORS CORPORATION
                 Statements of Stockholders' Equity (Deficit)





                                       Common Stock      Additional                Stock
                                    -------------------   Paid-in     Stock     Subscription   Accumulated
                                      Shares    Amount    Capital   Subscribed   Receivable      Deficit
                                    ----------  -------  --------   ----------  ------------   -----------
Balance at inception on
 December 16, 1998                           -  $     -  $      -   $        -  $          -   $         -

Common stock issued for initial
 capitalization                     19,200,000   19,200   (18,200)           -             -             -

Net loss for the year ended
 June 30, 1999                               -        -         -            -             -      (100,016)
                                    ----------  -------  --------   ----------  ------------   -----------

Balance, June 30, 1999              19,200,000   19,200   (18,200)           -             -      (100,016)

Recapitalization                     4,800,000    4,800   (58,625)           -             -             -

Common stock issued in lieu of
 debt                                   26,000       26    12,974            -             -             -

Common stock issued for services
 rendered                              250,000      250    14,750            -             -             -

Stock subscribed                             -        -         -       75,000             -             -

Net loss for the year ended
 June 30, 2000                               -        -         -            -             -      (420,708)
                                    ----------  -------  --------   ----------  ------------   -----------

Balance, June 30, 2000              24,276,000   24,276   (49,101)      75,000             -      (520,724)

Stock subscribed (unaudited)                 -        -         -       10,000             -             -

Stock subscribed/receivable
 (unaudited)                                 -        -         -    1,000,000    (1,000,000)            -

Receipt of stock subscription
 receivable (unaudited)                      -        -         -            -       172,013             -

Net loss for the six months
 ended December 31, 2000
 (unaudited)                                 -        -         -            -             -      (283,656)
                                    ----------  -------  --------   ----------  ------------   -----------

Balance, December 31, 2000
 (unaudited)                        24,276,000  $24,276  $(49,101)  $1,085,000  $   (827,987)  $  (804,380)
                                    ==========  =======  ========   ==========  ============   ===========


                       PRESS REALTY ADVISORS CORPORATION
                           Statements of Cash Flows
                                  (Unaudited)

                                                             For the                   For the
                                                        Nine Months Ended         Three Months Ended
                                                            March 31,                 March 31,
                                                     ------------------------  ----------------------
                                                         2001         2000        2001        2000
                                                     -----------   ---------   ---------   ----------
CASH FLOW FROM OPERATING ACTIVITIES

 Net loss                                            $  (283,656)  $(233,877)  $(128,649)  $ (79,011)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
   Common stock issued for services                            -      13,000           -      13,000
 Changes in operating assets and liabilities:
   Decrease in prepaid expenses                                -       3,499           -       3,499
   (Increase) decrease in accounts receivable             16,752           -      16,429       1,500
   (Increase) in loans receivable                       (248,294)          -    (230,163)    (11,194)
   (Increase) in prepaid interest                        (10,877)     11,908       1,734      11,908
   (Decrease) increase in accounts payable                26,888       2,730     101,908       2,730
   Decrease in deposits                                    5,000           -           -      (6,554)
   Increase in accrued interest                           87,911       6,000      22,912     (10,533)
   (Decrease) increase in payroll liabilities             (8,746)          -     (14,876)    (10,713)
   Increase (decrease) in deferred revenue                51,536           -     207,141           -
   Increase in deposits payable                            1,000       6,554           -       6,554
   Increase (decrease) in taxes payable                  (11,041)      7,440           -      18,024
                                                     -----------   ---------   ---------   ---------

     Net Cash (Used) by Operating Activities            (373,527)   (182,746)    (23,564)    (60,790)
                                                     -----------   ---------   ---------   ---------

CASH FLOW FROM INVESTING ACTIVITIES

 Construction in progress                               (623,066)          -    (606,665)    332,909
 Cash paid for land development                         (288,084)   (521,937)          -    (393,559)
 Cash distribution in acquisition                        (63,302)          -           -           -
 Cash paid to improve fixed assets                      (101,955)          -           -           -
                                                     -----------   ---------   ---------   ---------

    Net Cash (Used) by Investing Activities           (1,076,407)   (521,937)   (606,665)    (60,650)
                                                     -----------   ---------   ---------   ---------

CASH FLOW FROM FINANCING ACTIVITIES

 Additional paid-in capital                                    -           -           -     (38,000)
 Cash proceeds from notes payable                      1,048,733     841,474     252,595     318,297
 Cash proceeds from stock subscriptions                  182,013      67,000     108,974      67,000
 Cash proceeds from notes payable - related party              -      57,104           -      57,104
 Cash payment on notes payable - related party           (16,449)          -      40,656     (42,551)
 Repayment of notes payable                                    -    (225,000)    232,636    (216,225)
                                                     -----------   ---------   ---------   ---------

    Net Cash Provided by Financing Activities          1,214,297     740,578     634,861     145,625
                                                     -----------   ---------   ---------   ---------

NET INCREASE (DECREASE) IN CASH                         (235,637)     35,895       4,632      24,185

CASH AT BEGINNING OF PERIOD                              293,617           -      53,348      11,710
                                                     -----------   ---------   ---------   ---------

CASH AT END OF PERIOD                                $    57,980   $  35,895   $  57,980   $  35,895
                                                     ===========   =========   =========   =========

                       PRESS REALTY ADVISORS CORPORATION
                     Statements of Cash Flows (Continued)
                                  (Unaudited)

                                   For the              For the
                             Nine Months Ended    Three Months Ended
                                 March 31,            March 31,
                             -----------------    ------------------
                               2001      2000       2001      2000
                             ---------  ------    --------  --------
Supplemental Disclosures:

 Interest paid                 $79,882   $   -       $   -     $   -
 Income taxes paid             $     -   $   -       $   -     $   -


                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                            March 31, 2001 and 2000


NOTE 1 -  ORGANIZATION

          Press Realty Advisors Corporation, (the "Company") was incorporated under the laws of the State of Nevada, under the name Tercero Corporation, on November 6, 1995. The Company is authorized to do any legal business activity as controlled by Nevada law. The Company originally elected the fiscal year ended on September 30, but in fiscal year 1999 elected to adopt a June 30 year end.

          The Company is engaged in the business of acquiring, developing and managing high potential real estate properties. As this process has not yet produced a reliable, long-term source of revenues, the Company intends to seek after additional capital and to form financial partners to supply the needed capital.

          On July 1, 1999, the Company (then under the name of Tercero Corporation) consummated an Agreement and Plan of Reorganization whereby the Company acquired Press Realty Advisors, LLC ("Press") in exchange for 19,200,000 restricted shares of the Company's common stock. Press was originally organized under the laws of the state of Utah on December 16, 1998. The Company then changed its name to Press Realty Advisors Corporation. Immediately prior to the Agreement and Plan of Reorganization, the Company had 19,200,000 shares of common stock issued and outstanding.

          The acquisition was accounted for as a recapitalization of Press because subsequent to the acquisition, the shareholders of Press controlled the surviving entity. Therefore, Press is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of Press in the exchange. The Company is appropriately classified as the acquiring entity for legal purposes, whereas Press is the surviving entity for accounting purposes.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

          a.  Use of Estimates

          In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ form these estimates.

          b.  Revenue Recognition

          The Company is engaged in the business of acquiring, developing and managing high potential real estate properties. The Company recognizes revenue on the sale of these properties only when 100% of its obligations pertaining to the specific properties have been fulfilled, and the related contracts are satisfied in full.

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                            March 31, 2001 and 2000


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          c.  Statements of Cash Flows

          The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

          d.  Income Taxes

          The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109. As of June 30, 2000, the Company has a net operating loss carryforward of approximately $570,000 to reduce future taxable income. To the extent not utilized, the NOL carryforward will begin to expire in fiscal year 2020. The future tax benefit of the NOL has been offset by a valuation allowance in full.

          e.  Basic Earnings (Loss) Per Share

          Basic earnings (loss) per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.


                                               For the                         For the
                                          Nine Months Ended              Three Months Ended
                                              March 31,                       March 31,
                                     ----------------------------   ----------------------------
                                        2001             2000          2001              2000
                                     -----------      -----------   -----------    -------------
         Basic loss per share:
           Numerator - net income
             (loss)                    $  (283,656)    $  (233,877)  $  (128,649)    $   (79,011)
           Denominator - weighted
             average number of
             shares outstanding         24,276,000      24,000,000    24,276,000      24,000,000
                                       -----------     -----------   -----------     -----------

           Earnings (loss) per
             share                     $     (0.01)    $     (0.01)  $     (0.01)    $     (0.00)
                                       ===========     ===========   ===========     ===========


NOTE 3 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not yet developed a consistent, reliable source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to continue to seek additional funding opportunities and financial arrangements in order to continue its real estate development projects.

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                            March 31, 2001 and 2000


NOTE 4 -  COMMON STOCK

          The Company amended its Articles of Incorporation in 1996 to increase the authorized number of shares to 50,000,000.

NOTE 5 -  STOCK SUBSCRIBED/RECEIVABLE

          On October 25, 1999, the Company entered into an agreement with a related party under which the Company was to receive $75,000 funding in exchange for 450,000 restricted shares of the Company's common stock. As of June 30, 2000, the Company had received the entire $75,000 as a part of the agreement, but had not yet issued any shares of its common stock under this arrangement. On July 7, 2000, the Company received $10,000 funding in exchange for 62,500 restricted shares of common stock. As of March 31, 2001, the Company had not issued these shares of common stock. On November 13, 2000, the Company entered into an agreement whereby the Company would receive $1,000,000 plus 8% interest payable to the Company at $33,215 per month. As funds are received, common stock will be issued at a rate of one share for every $0.20 received. Upon receiving the entire $1,000,000 (plus interest), the Company will issue a total of 5,000,000 shares. As of March 31, 2001, $172,013 had been received under the promissory note, however, none of the shares of stock had been issued.

NOTE 6 -  RELATED PARTY TRANSACTIONS

          At June 30, 2000 and March 31, 2001, the Company had four notes payable to related parties totaling $94,382 and $53,726, respectively. None of the notes have formal payment structures or note documents. Due to the lack of specific terms, the entire balance of each note is classified as current.


NOTE 7 -  NOTES PAYABLE

          Notes payable consisted of the following:

                                                                  March 31,         June 30,
                                                                    2001              2000
                                                                -------------       ---------
                                                                  (Unaudited)
        Note payable to America First Credit Union bearing
         11.5% interest, secured by land, due May 31, 2001.       $           -      $   85,084

        Note payable to related party (Note 7) bearing 7%
         interest, unsecured, due on demand.                             37,000          37,000

        Note payable to Castle Funding (an equal partnership
         of five small LLC's) bearing 18% interest, secured
         by land, due October 13, 2000.                                       -         140,000

        Note payable to Cornerstone Realty, bearing interest
         at the rate of prime plus 3%, secured by land, due
         July 1, 2001.                                                  508,279          66,178
                                                                  -------------      ----------

        Balance forward                                           $     545,279      $  328,262
                                                                  -------------      ----------

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                          December 31, 2000 and 2000


NOTE 7 -  NOTES PAYABLE (Continued)


                                                                 March 31,       June 30,
                                                                   2000            2000
                                                                ----------       ---------
                                                                (Unaudited)
        Balance forward                                            $  545,279     $ 328,262

        Note payable to the estate of Ed Gilmore, bearing
         7.5% interest, secured by land, due April 27, 2001.          157,500       160,412

        Note payable to Home Credit Bank bearing 14%
         interest, secured by land, due February 1, 2001.             135,000       143,307

        Note payable to Holladay Bank & Trust bearing
         interest at the rate of 11%, due October 24, 2002.           532,525             -

        Note payable to B Asco, LLC, bearing interest
         at the rate of 3% over index, due December 31,
         2001.                                                        251,000             -

        Promissory note payable to Property Reserve, Inc.
         bearing interest at the greater of (a) 8% or First
         Security prime rate, due on October 26, 2005.              2,199,285             -

        Note payable to Nuevo Financial, bearing interest
         at the rate of 10%, due March 14, 2003.                       55,570             -

        Note payable to related party (Note 7) bearing 8%
         interest, unsecured, due on demand.                           57,383        68,652

        Note payable to related party (Note 7) bearing no
         interest, unsecured, due on demand.                                -         4,965

        Note payable to related party (Note 7) bearing no
         interest, unsecured, due on demand.                                -           214
                                                                   ----------     ---------

             Total notes payable                                    3,411,494       705,812

             Less: related party payables                             (53,726)     (110,831)
                                                                   ----------     ---------

             Equals: total notes payable                            3,357,768       594,981

             Less: current portion                                   (613,346)     (594,981)
                                                                   ----------     ---------

             Total Long-Term Debt                                  $2,744,422     $       -
                                                                   ==========     =========

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                            March 31, 2001 and 2000

NOTE 8 -  LAND


         Land assets consisted of the following:
                                                                                 March 31,             June 30,
                                                                                   2001                  2000
                                                                                ----------             --------
                                                                                (Unaudited)
        4.45 acre plot in Salt Lake City, Utah.  Lot is
         currently being upgraded and improved in
         preparation for the construction of a commercial
         building and subsequent resale.                                            $  236,897           $203,073

        28 acre plot in Salt Lake City, Utah.  Cumulative
         costs of acquisition in progress of 28 acre plot
         in Salt Lake City, Utah.                                                    2,014,963                  -

        Plot of land in Magna, Utah.  Lot is currently in
         the initial stages of development, and no significant
         improvements have been made.                                                   89,734             89,734
                                                                                    ----------           --------

        Total Land Assets                                                           $2,941.594           $292,807
                                                                                    ==========           ========

NOTE 9 -  COMMITMENTS AND CONTINGENCIES

          On June 28, 2000, the Company sold a 50% interest in one of its development properties for $1,116,000. As a part of this agreement, the buyer agreed to assume 50% of the construction loan pertaining to the development of this property. The construction loan carries a maximum balance of $1,375,000. The Company is responsible for the remaining 50% (up to $687,500) of the construction loan, and any additional costs required to complete the development of the property. The Company recognized $428,500 in deferred revenue as a result of this transaction.

          At the end of the period, the Company was negotiating an agreement with another entity to obtain financing under a promissory note. The agreement would require the other entity to loan funds to the Company over the next five years and making a balloon payment at the end of the five years. The interest on the note will be repaid by the other entity receiving 45% of the "profit" realized by the Company on the development of certain real property. The other entity has already advanced funds to the Company and the Company is accounting for the transactions as if the agreement had been finalized.